Exhibit 99.1

December 18, 2018	News Release 18-21

Pretivm Refinances Construction Credit Facility and Repurchases Stream

Vancouver, British Columbia, December 18, 2018; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm” or the “Company”) is pleased to report that it has closed the previously announced US$480 million debt facility (the “Loan Facility”) to refinance its existing construction credit facility. Additionally, the Company has repurchased 100% of the callable 8% gold and silver stream that was sold as part of the construction financing package for the development of the Brucejack Mine.

“With the refinancing of our construction credit facility and the repurchase of the precious metals stream, we have accomplished all of the objectives we set for ourselves at the start of this year, including the achievement of steady state gold production and the receipt of permit amendments to increase production to 3,800 tonnes per day,” said Joseph Ovsenek, President and CEO of Pretivm. “The ability to achieve these objectives in less than six quarters of production in a declining gold environment speaks to the quality of our team and profitability of Brucejack.”

The Loan Facility comprises a US$250 million senior secured amortizing non-revolving credit facility (the “Term Facility”) and a US$230 million senior secured revolving credit facility (the “Revolving Facility”).

The Term and Revolving Facilities are available by way of (i) US dollar LIBOR loans, with an interest rate ranging from 2.50% to 3.50% over LIBOR (currently one month LIBOR is approximately 2.5%), based on the Company’s net leverage ratio, or (ii) US dollar base rate loans with an interest rate ranging from 1.50% to 2.50% over the administrative agent’s base rate. The Revolving Facility is also available in various other forms, including letters of credit and in Canadian dollars.

The Term Facility will be repaid in equal quarterly installments of principal and accrued interest starting at the end of second quarter of 2019. The Revolving Facility will reduce to US$200 million in June 2019 and shall be repayable as a bullet (principal and accrued interest) on the maturity date. Any unused portion of the Revolving Facility will be subject to a customary standby fee. The Loan Facility will mature December 2022.

The Loan Facility includes standard and customary finance terms and conditions including with respect to fees, representations, warranties, and covenants and provides for share repurchases and/or cash dividends starting in 2020 (subject to compliance with certain financial covenants). The Joint Lead Arrangers are The Bank of Nova Scotia, SG Americas Securities, LLC and ING Capital LLC.

In conjunction with the closing of the Loan Facility, the Company has executed on the previously announced notice to repurchase 100% of the callable 8% gold and silver stream for US$237 million (see news release dated September 24, 2018).

About Pretivm

Pretivm is a low-cost intermediate gold producer with the high-grade underground Brucejack Mine in northern British Columbia.

For further information contact:

Joseph Ovsenek	Troy Shultz
President & CEO	Manager, Investor Relations &
Corporate Communications

Pretium Resources Inc.
Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street
PO Box 49334 Vancouver, BC V7X 1L4
(604) 558-1784
invest@pretivm.com
(SEDAR filings: Pretium Resources Inc.)

Forward-Looking Statements

This news release contains “forward-looking information”, “forward looking statements”, “future oriented financial information” and/or “financial outlooks” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking statements” or “forward-looking information”). The purpose of disclosing future oriented financial information and financial outlooks is to provide a general overview of management’s expectations regarding the anticipated results of operations and costs thereof and readers are cautioned that future oriented financial information and financial outlook may not be appropriate for other purposes. Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled’, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking statements. Forward-looking information may include, but is not limited to, information with respect to: the Loan Facility, including its terms and conditions, and use of proceeds; the Company’s precious metals stream, including the anticipated repurchase thereof and the expected date of repurchase; production and cost guidance (including without limitation, all-in sustaining cost guidance); anticipated results of our operations; our planned mining, exploration and development activities; our operational grade control program, including plans with respect to our infill drill program and our local grade control model; the reconciliation of the global resource model for the Valley of the Kings and the anticipated timing thereof; capital and operating cost estimates; production and processing estimates; the future price of gold and silver; the adequacy of our financial resources; our intentions with respect to our capital resources; our financing activities, including plans for the use of proceeds thereof; the estimation of mineral reserves and resources including the 2016 Valley of the Kings Mineral Resource estimate and the Brucejack Mineral Reserve estimate; realization of mineral reserve and resource estimates; timing of further development of our Brucejack Mine; costs and timing of future exploration and development; results of future exploration and drilling and timing of such results; capital and operating cost estimates; timelines and similar statements relating to the economic viability of the Brucejack Mine, including mine life, total tonnes mined and processed and mining operations; timing, receipt, and anticipated effects of approvals, consents and permits under applicable legislation; our executive compensation approach and practice; our relationship with community stakeholders; litigation matters; environmental matters; and statements regarding USD cash flows currency fluctuations and the recurrence of foreign currency translation adjustments. Statements concerning mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, those related to: the accuracy of our mineral resource and reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which they are based; uncertainties relating to inferred mineral resources being converted into measured or indicated mineral resources; commodity price fluctuations, including gold price volatility; general economic conditions; the inherent risk in the mining industry; significant governmental regulations; currency fluctuations, and such other risks as are identified in Pretivm’s Annual Information Form dated March 28, 2018, Form 40-F dated March 28, 2018 and other applicable disclosure documents filed on SEDAR at www.sedar.com and in the United States through EDGAR at the Security and Exchange Commission’s website at www.sec.gov (collectively, the “Pretivm Disclosure Documents”). Our forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond our control. In connection with the forward-looking statements contained in this news release, we have made certain assumptions about our business, including about our exploration, development and production activities, and the results, costs and timing thereof; timing and receipt of approvals, consents and permits under applicable legislation; the geopolitical, economic, permitting and legal climate that we operate in; the price of gold and other commodities; exchange rates; market competition; the adequacy of our financial resources, and such other material assumptions as are identified in the Pretivm Disclosure Documents. We have also assumed that no significant events will occur outside of our normal course of business. Although we believe that the assumptions inherent in the forward-looking statements are reasonable as of the date of this news release, forward-looking statements are not guarantees of future performance and, accordingly, undue reliance should not be put on such statements due to the inherent uncertainty therein. We do not assume any obligation to update forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking statements. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.